SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

EXCELSIOR LASALLE PROPERTY FUND, INC.
(Name of Subject Company)

MPF FLAGSHIP FUND 14, LLC; MPF DEWAAY FUND 6, LLC; MPF DEWAAY FUND 7, LLC; MPF DEWAAY FUND 5, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BADGER ACQUISITION CO., LLC; MPF INCOME FUND 24, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF CLASS A COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,100,000	$149.73

*	For purposes of calculating the filing fee only. Assumes the purchase of 210,000 Shares at a purchase price equal to $10 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $149.73
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: December 21, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDED TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 14, LLC; MPF DeWaay Fund 6, LLC; MPF DEWAAY FUND 7, LLC; MPF DEWAAY FUND 5, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BADGER ACQUISITION CO., LLC; MPF INCOME FUND 24, LLC; and MacKenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 210,000 shares of common stock (the “Shares”)  in Excelsior LaSalle Property Fund, Inc. (the “Corporation”), the subject company, at a purchase price equal to $10 per Share, less the amount of any dividends declared or made with respect to the Shares between December 21, 2010 (the “Offer Date”) and January 31, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2010 (the “Offer to Purchase”) and the related Assignment Form.

This Amendment restates the Offer to Purchase to clarify that the offer is for 210,000 Shares, not 150,000.  Nothing else has changed.

Item 12.                      Exhibits.

(a)(1)	Amended Offer to Purchase dated December 21, 2010

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated December 21, 2010*
(a)(4)	Form of advertisement in Investor’s Business Daily*
*Filed previously on December 21, 2010

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 23, 2010

MPF Flagship Fund 14, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Fund 7, LLC; MPF DeWaay Fund 5, LLC; MPF Blue Ridge Fund I, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 24, LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President